Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
TOWER SEMICONDUCTOR LTD.
September 17, 2020
Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE
							FOR	AGAINST	ABSTAIN
1.	TO ELECT Mr. Amir Elstein, Mr. Russell Ellwanger Mr. Kalman Kaufman, Mr. Alex Kornhauser Mrs. Dana Gross, Mr. Ilan Flato , Mr. Rami Guzman, Mr. Yoav Chelouche,, Ms. Iris Avner, and Mr. Jerry Neal as members of the Board of Directors of the Company until the next annual meeting of shareholders and until their respective successors are duly elected, and to approve the terms of their compensation in compliance with the Company’s Compensation Policy, as set forth in Proposal 1 of the Proxy Statement.				2.
TO APPOINT Mr. Amir Elstein as the Chairman of the Board of Directors to serve until the next annual meeting of shareholders and until his successor  is  duly appointed and approve the terms of his compensation in such capacity, as described in Proposal 2 of the Proxy Statement, in compliance with the Company’s Amended Compensation Policy.
							☐	☐	☐

NOMINEES:					3.
TO APPROVE the Amended Compensation Policy, in the form attached as Exhibit A to the Proxy Statement.

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 3?
Yes ☐ No ☐
							☐	☐	☐
		FOR	AGAINST	ABSTAIN
	Mr. Amir Elstein	☐	☐	☐
	Mr. Russell Ellwanger	☐	☐	☐
	Mr. Kalman Kaufman	☐	☐	☐
	Mr. Alex Kornhauser	☐	☐	☐
	Mrs. Dana Gross	☐	☐	☐
	Mr. Ilan Flato	☐	☐	☐
	Mr. Rami Guzman	☐	☐	☐
	Mr. Yoav Chelouche	☐	☐	☐
	Ms. Iris Avner	☐	☐	☐	4.
TO APPROVE the increase in the annual base salary of Mr. Russell Ellwanger, the Company’s chief executive officer, as described in Proposal 4 of the Proxy Statement.
Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 4?
Yes ☐ No ☐
							☐	☐	☐
	Michal Vakrat Wolkin	☐	☐	☐
	Avi Hasson	☐	☐	☐

5.
TO APPROVE the award of equity-based compensation to Mr. Russell Ellwanger, the Company’s chief executive officer, as described in Proposal 5 of the Proxy Statement.

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 5?
Yes ☐ No ☐
							☐	☐	☐

6.
TO APPROVE amended terms of compensation for each of the members of the Company’s Board of Directors (other than Amir Elstein and Russell Ellwanger), as described in Proposal 6 of the Proxy Statement, subject to their appointment as directors under Proposal 1 and subject to the approval of the Amended Compensation Policy.

							☐	☐	☐
					7.	TO APPROVE the proposed equity grant to each of the members of the Company’s Board of Directors (other than to Amir Elstein and Russell Ellwanger), as described in Proposal 7 of the Proxy Statement, subject to their appointment as directors under Proposal 1 and subject to approval of the Amended Compensation Policy.	☐	☐	☐

					8.	TO APPROVE the appointment of Brightman Almagor Zohar & Co, Certified Public Accountants, a firm in the Deloitte Global Network, as the independent public registered accountants of the Company for the year ending December 31, 2020 and for the period commencing January 1, 2021 and until the next annual shareholders meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such auditors in accordance with the volume and nature of its services.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
___________________                  ___________________
Signature                                        Date

TOWER SEMICONDUCTOR LTD.
Annual General Meeting of Shareholders
To be Held on Thursday, September 17, 2020
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Tower Semiconductor Ltd. (the "Company") hereby appoints each of Dina Back Frimer, Nati Somekh and Tziona Shriki, each with full power of substitution, as the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the ordinary shares, par value NIS 15.00 per share, of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company located at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Thursday, September  17, 2020, at 11:00 a.m. (Israel time) and all adjournments and postponements thereof (the "Meeting").

The undersigned hereby acknowledges receipt of the Notice of Annual General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder.  If no direction is made, this proxy will be voted FOR all director nominees named in Proposal 1 and FOR each of the other proposals.

VOTES CAST ON PROPOSALS 3, 4 AND 5 SET FORTH ON THE REVERSE WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO SUCH PROPOSAL.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)